Schering AG announces licensing agreement with Pfizer Inc.

Berlin and New York, February 2, 2005 - Schering AG, Germany (FSE: SCH,
NYSE: SHR) and Pfizer Inc. today announced that they have signed a license agreement granting Pfizer an exclusive, worldwide license to Schering's ADP receptor antagonist program. Under the agreement, Pfizer will have exclusive development and market rights to a portfolio of preclinical oral anti-platelet compounds developed by Schering's U.S. affiliate Berlex Inc. Schering will receive upfront fees, milestone payments and royalties. The financial terms of the deal were not disclosed.

ADP receptor antagonists are anti-platelet agents used to chronically inhibit arterial thrombosis and to prevent stroke and myocardial infarctions in patients at high risk for cardiovascular events including patients with previous stroke, myocardial infarction or established peripheral arterial disease.

Since cardiovascular diseases no longer represent a core business field for Schering, the company agreed to license the program to Pfizer for further development. This provides Pfizer an opportunity to strengthen its position as a leader in the discovery, development and marketing of innovative medicines to treat cardiovascular disease.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

Pfizer Inc. discovers, develops, manufactures and markets leading prescription medicines, for humans and animals, and many of the world's best-known consumer brands.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contacts in the US:
Media Relations: Jane Kramer, T: +1-973-487 2246, jane_kramer@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Your contact at Pfizer Inc. :
Paul Fitzhenry, T: +1-212-733-4637

Find additional information at: www.schering.de/eng